Impel Pharmaceuticals Inc.

Corporate Overview

September 2023

Impel PHARMACEUTICALS

Forward-Looking Statements

This presentation and the accompanying oral commentary contains forward-looking statements that are based on Impel Pharmaceutical Inc.'s (the "Company", "we" or "our") management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements other than statements of historical fact contained in this presentation, including information concerning our future financial performance, business plans and objectives, timing and success of our planned development activities, our ability to obtain regulatory approval, the potential therapeutic benefits and economic value of our product candidates, potential growth opportunities, competitive position, industry environment and potential market opportunities.

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These factors, together with those that may be described in greater detail in our most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other reports the Company files from time to time with the Securities and Exchange Commission, may cause our actual results, performance or achievements to differ materially and adversely from those anticipated or implied by our forward-looking statements.

In addition, statements that "we believe," "expect," "anticipate," "intends," "estimate," "will," "may," "continue" and "should" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, these statements shall not be relied upon as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Impel PHARMACEUTICALS

Impel – The Business Opportunity

POD® Technology: Clinically Validated and Broad Utility

- Unique approach targeting upper nasal space; broad disease area applicability
- First Product – Trudhesa®, first cycle approval in September 2021, launched October 2021

Go To Market Thesis: Our initial focused launch strategy allows for sales promotion to a highly concentrated prescriber base of 8k target HCPs

Disciplined Investment: Expanded sales force in late Q3 2022 by 50% from 60 to 90 sales professionals to further capitalize on market opportunity

- ~11k HCPs prescribe ~75% of gepants; ~80% are Impel target HCPs

Efficient Market Coverage: Amplify sales force effectiveness; increased touch points on high value target HCPs

Broad IP Portfolio: Provides product / technology protection through 2038

The Trudhesa® Clinical Profile

Impel's Differentiated Approach - Upper Nasal Space Drug Delivery

Why Nasal Drug Delivery

- Rapid medication response is needed
- Non-invasive alternative to injection
- Medication can not be given orally

Limitations of Traditional Nasal Delivery

- Poor uptake into the blood
- Variability between doses
- Dripping into the throat and out of the nose

Advantages of Upper Nasal Space Delivery

- Rapid uptake into the bloodstream
- Efficient uptake of drug
- Consistent and reliable delivery


CENTRAL
NERVOUS SYSTEM
UPPER
MIDDLE
BLOOD
LOWER
DRIP
DRIP

Impel PHARMACEUTICALS

Impel POD Technology – Next Generation Nasal Delivery Devices

I123 Liquid POD Device



- FDA approved with Trudhesa
- Liquid POD device
- Suitable for single or multi-use
- Ready to support commercial products

I133 Powder Multi-Dose Device



- Multiple dry powder doses
- Suitable for daily use meds
- Clinical trial ready in 2024

I143 Powder Unit Dose Device



- Single dose dry powder device
- Ultra-portable
- Suitable for rescue or pediatrics
- Clinical trial ready

I124 Liquid POD Device



- Single dose liquid device
- Ultra-portable
- Suitable for rescue or pediatrics meds
- Clinical trial ready in 2024

Impel PHARMACEUTICALS

Unsurpassed Outcomes Addressing Unmet Need in Acute Migraine

THE 'IDEAL' MIGRAINE MEDICINE:	FAST ACTING	LONG LASTING RELIEF	CAN BE TAKEN AT ANY TIME during migraine	SUSTAINED RESPONSE and FEW OR NO SIDE EFFECTS	EASY to incorporate into everyday life
Trudhesa	**38%** First Migraine treated pain free at 2 hours (354 pts.)	**86%** Migraine free at 48 hours *(for those pain free at 2 hours, weeks 13-24)*	**NO** Treatment window limitations	**74%** Completed 24 week treatment period; **90%** continued to 52 weeks	**84%** Agreed Trudhesa "easy to use"

Source: STOP 301 Phase III Clinical Study

Impel PHARMACEUTICALS

Trudhesa PK Levels – Comparable to IV DHE; Surpassed Migranal



Treatments
INP104 1.45 mg (n=31)
IV DHE 1.0 mg (n=32)
Migranal 2.0 mg (n=34)
Mean DHE Plasma Concentration (pg/mL)
100000
10000
1000
100
10
1
0
1
2
3
4
Time After Dose (h)
AUC in the First Two Hours – Thought to Be Critical to DHE Efficacy and Tolerability

STOP101 – Comparative PK Study

Trudhesa Delivers Comparable Blood Levels

vs. IV DHE

- Similar blood levels (20 mins - 48 hours) without early C_{max} spike associated with nausea & vomiting

vs. MIGRANAL

- 4x increase in C_{max}
- 3x increase in AUC
- Much improved consistency of dosing, similar to IV infusion

Source: STOP Phase I Clinical Study

Impel PHARMACEUTICALS

Trudhesa – Impressive Efficacy from Phase III Study

74% of Enrolled Patients Continued Through 24 Weeks and 90% Enrolled Through 52 Week Extension

Percentage of subjects with 2 Hr Pain Freedom



38%

First Dose
TRUDHESA

Consistent 2 Hr Pain Freedom over 5,273 Migraines Treated



38%
34%
35%
38%
Migraines Treated
2,559
1,736
502
476
1st 12 weeks
2nd 12 weeks
3rd 12 weeks
4th 12 weeks

Percentage of subjects with 2 Hr MBS Freedom



52%

Source: Lipton et al, 2019; Brandes et al, 2019; STOP Phase III Clinical Study

Impel PHARMACEUTICALS

Trudhesa – Impressive Migraine Relapse-Free Data

% of Patients Not Requiring Rescue Med or Recurrence of Migraine at 24 and 48 Hours
(Of Those Pain Free at 2 Hours)



0%
20%
40%
60%
80%
100%
120%
24 Hours
93%*
*by week 21-24.
48 Hours
86%

86% of patients with migraines achieved **pain freedom** at 2 hours and are **migraine** and **rescue med free** at 48hrs

	abbvie / Allergan	Lilly	
	Ubrogepant	Lasmiditan	
	50 mg	100mg	200mg
24 Hours	66%	57%	60%
48 Hours	54%	51%	52%

Source: STOP Phase III open label Clinical Study; Doty et al, 2019; Hutchinson et al, 2021; Ubrogepant ACHIEVE I and ACHIEVE III Phase 3 randomized trials; Lasmiditan SAMURAI and SPARTAN Phase 3 randomized trials

Impel PHARMACEUTICALS

Trudhesa – Impressive Reduction in Hospitalizations, ER and Urgent Care Visits



INCIDENCE (n)
Hospitalizations
2
0
ER Visits
35
5
Urgent Care Visits
25
0
Baseline
Trudhesa
Exposure Adjusted Event rate (EAER*)
0.6
0
9.9
2.6
7.1
0

~73% Reduction in ER Visits
Achieving a 100% Reduction in Hospitalizations / Urgent Care Provides Tangible Economic Value to Payors

Source: Management
Note:
* EAER is a standardized metric used by payors to judge the effectiveness of a medication in lowering medical costs

Trudhesa Commercialization Strategy and Performance Update

Trudhesa – Q1 and YTD 2023 Performance Summary

Migraine market continues robust growth with 10% YOY Rx growth in 2022 vs. 2021, driven by newer, non-triptan options

Trudhesa performance highlights

- Q1’23 Revenue of $4.4m; Q2’23 Revenue of $6.6m
- GTN improved as the percent of reimbursed prescriptions jumped to 79%
- New patient starts accelerating post sales force expansion

Stable foundation for continued growth

- Total PODs per prescriptions at 6.0
- Launch-to-date refill rate stable at ~60%
- Increasing number of prescribers with growing patients on therapy

Impel PHARMACEUTICALS

Migraine: Strong Market Growth but Ongoing Unmet Need

Migraine – Large Growing Market with Significant Unmet Need Despite Recent Treatment Innovations



Triptan
Non Triptan
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
-
Annual Prescriptions
24M
27M
30M
33M
+13%
+11%
+10%
12%
88%
19%
81%
25%
75%
31%
69%
2019
2020
2021
2022

Source: Symphony Health

Gepant Patient Claims Show ~60% Therapy Abandonment 90 Day Post Start



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Gepant Patients
26%
Dropped Off
33%
Switched
Away
41%
Continuing
59%
Gepant Patient Claims

Source: Symphony Patient Level Claims Data (Prior 12 Mths ending Jul'23)

Overall Mkt Growth YTD Aug'23 vs. PYTD: +9%
YTD 2023 66% of nTRx are for Triptans

Impel PHARMACEUTICALS

Trudhesa Source of Business; Providing Efficacy to a Wide Range of Patients



Gepant Patient Claims Show ~60% Therapy Abandonment 90 Day Post Start
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Gepant Patients
24% Dropped Off
36% Switched Away
40% Continuing
60%
Gepant Patient Claims

Source: Symphony Patient Level Claims Data (Prior 12 Mths ending Feb'23)



~50% of Trudhesa Patients Being Either Switched From or Added to Gepants
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Trudhesa Patients
51%
49%
Triptans
Gepants
~52% of Patients also on a Preventative
Switched From/Added On

Source: Symphony Patient Level Claims Data (Oct'21 – Feb'23)



~72% of Trudhesa Patients Being Added to Existing Therapy
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Trudhesa Patients
28% Switched From Other Therapy
72% Added to Existing Therapy
Trudhesa Source of Business

Source: Symphony Patient Level Claims Data (Oct'21 – Feb'23)

Impel PHARMACEUTICALS

Recent Expansion to 90 Reps Provides Significantly More Branded Market Coverage

Metric	60 Rep Targets	90 Rep Targets
# HCPs	~8k	~11k
% NEUROS	(77%)	(59%)
% PCPs	(13%)	(26%)
MARKET VOLUME TRX & % OVERALL MARKET	8.2M (35%)	9.3M (40%)
BRANDED VOLUME TRX & % OVERALL MARKET	1.4M (60%)	1.8M (73%)

- Increased Target audience by ~37% to balance extended reach and increased frequency
- Migraine Market Coverage: 40%
- Branded Acute Market Coverage: 73%

Trudhesa - Solid Prescription Momentum Through Q2 2023

Driving Rapid Adoption and Prescription Momentum



Trudhesa Quarterly Normalized* TRx
1/1/23 - Strategic decision to curtail launch free goods program
Trudhesa nTRx
0
5,000
10,000
15,000
20,000
8,847
13,085
16,629
19,863
18,770
20,574
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23



Trudhesa 2023 Cumulative-to-Date Normalized* TRx
80% YOY Increase
2023 Cumulative nTRx
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
6,130
11,608
18,770
25,097
32,065
39,334
Jan'23
Feb'23
Mar'23
Apr'23
May'23
Jun'23

Source: Symphony Health
Note:* Normalized TRx = Total PODs dispensed divided by 4 which is 1 retail pack size

Trudhesa NBRx Growth With Acceleration Through Q2



Quarterly Trudhesa NBRx (New Patient Starts)
Trudhesa NBRx
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,836
2,038
2,499
3,095
3,650
3,565
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23



Rolling 3 Month Trudhesa NBRx (New Patient Starts)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2021-11
2021-12
2022-01
2022-02
2022-03
2022-04
2022-05
2022-06
2022-07
2022-08
2022-09
2022-10
2022-11
2022-12
2023-01
2023-02
2023-03
2023-04
2023-05
2023-06

Source: Symphony Health

Impel PHARMACEUTICALS

Strong Market Share Penetration; Significant Upside in Peak Share Potential

Trudhesa nTRx Share of Acute Branded Market Among YTD'23 Prescribers



Share Among All Writers
Share Among Top 250 Writers
nTRx Share
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2.6%
6.1%
3.4%
7.8%
4.0%
8.5%
Q1'22
Q1'23
Q2'23

Source: Symphony YTD Jun'23 nTRx data
Acute Branded Market = Trudhesa, Nurtec ODT, Ubrelvy

Spherix Independent Research Trudhesa Peak Share



nTRx Share
15.0%
10.0%
5.0%
0.0%
12.0%
Spherix Research Peak Share

Source: Spherix Global Insights – Migraine Mkt Survey Q1'23
Spherix is a leading provider of independent syndicated market research

Impel PHARMACEUTICALS

Business Contribution by Territory – Growth Among All Segments


Percent of NPS Orders
70%
60%
50%
40%
30%
20%
10%
0%
64%
27%
10%
60%
29%
11%
57%
30%
13%
First Half '22
Second Half '22
First Half '23
Top 30
Middle 30
Bottom 30


Percent of NPS Growth
Current 8 Wk vs Prior 8 Wk
Bottom 30
26%
Top 30
43%
Middle 30
31%


Percent of Expansion Territories by Segment
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
20%
45%
35%
Top 30
Middle 30
Bottom 30

Source: Internal Pharmacy Data

Free-Goods Adjustments Driving Up Reimbursement; Refill Rates Remain Stable For Reimbursed Patients



Percent of Rx Shipments Reimbursed
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
53%
54%
58%
60%
72%
75%
77%
79%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Apr'23
May'23
Jun'23



Refill Rate Within 60 Days of First Fill
Reimbursed Rx
80%
70%
60%
50%
40%
30%
20%
10%
0%
64%
63%
61%
Q4'22
Q1'23
Q2'23

Source: Internal Pharmacy Data

Trudhesa – Poised For Continued Growth

- **Clear Opportunity to Capitalize on Promotional Sensitivity** – *With Existing Infrastructure or Modest Investment*

- **Drive Further Gains in Net Price** – *Optimize Payer Policies and Reimbursement Support*

- **Accelerate Patient Demand** – *Target DTC and Digital Activity to Eligible Patients*

Thank You

September 2023

Impel PHARMACEUTICALS